December 23, 2020

Rhett Doolittle

Chairman and Chief Executive Officer

Business Warrior Corp

455 E Pebble Rd

Las Vegas, NV 89123

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Jan Woo; Amanda Kim;

and Stephen Krikorian

Washington, D.C. 20549

Re:	Business Warrior Corp Offering Statement on Form 1-A File No. 024-11368 Filed November 16, 2020

Dear Mme. Woo and Kim and Mr. Krikorian,

We have reviewed your response letter, dated December 11, 2020, and have made the requested adjustments. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

1. In response to the Staff´s comment, this has been addressed, as requested. We have modified the top end of the price range to reflect $0.10.

2. In response to the Staff´s comment, this item has been addressed. Please see new reference added to the applicable paragraph on the cover page.

3. In response to the Staff´s comment, this has been addressed. Please see updated description regarding debt payoff at the bottom of the “Use of Proceeds” section of the Offering Circular.

4. In response to the Staff´s comment, the Company and shareholders have no material agreements in place for additional capital, accordingly this reference has been removed and the applicable section has been revised. Please see revisions to the paragraphs related to Plan of Operations, as well as a revised table, as requested.

5. In response to the Staff´s comment, this has been addressed by replacing the existing discussion with a more robust explanation that includes the requested information. Please see revised subsection entitled “Business Warrior’s business model estimates a three (3) month break even scenario” in the Offering Circular. For the Staff’s convenience, the full text of this revised subsection is pasted below:

“Business Warrior’s business model estimates a three (3) month break even scenario

The Company’s path to scale and profitability comes from their ability to acquire new leads and subscribers (leads) to their software platform and then upgrade those leads/subscribers to a paid plan. New leads are generated from several paid and organic (non-paid) advertising campaigns. A couple key performance indicators are the Cost Per Lead (CPL) the Company must pay for each new lead (Average $ CPL) and the Company’s ability to convert these leads to paid customers (conversion %).

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Provided below is an example of how the Company believes it will grow going forward using current performance metrics and applying those metrics to the Operating Plan going forward– this is provided as an example only and is not a direct commitment with respect to future performance.

•	If the Company were to spend $10,000 in advertising, at its current rate of acquiring leads, that would result in approximately 667 new subscribers/leads.
•	That is a cost of $15.00 per new lead, which the Company expects will continue to improve over time. The company aims for a 7%+ conversion of new leads to paid subscribers.

○	A conservative conversion rate is 5%. If the Company were to convert 5% of the 667 qualified leads then that would result in 33 new paying subscribers.
○	The average revenue per paying subscriber is currently $275.
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However, the Company expects a lower average revenue per paying subscriber after the launch of their new Scout product because the cost of that product is $49 per month. So, the Company is estimating a new Average Revenue per paying subscriber to be $104 per month.

•	In this example, the gross monthly recurring revenue (MRR) for 33 new paying subscribers would be $3,425. The Company would spend $10,000 in advertising to acquire $3,425 in MRR. After 3 months the Company would have collected $10,275 of revenue from those same 33 paying subscribers, which means the Company’s Return on Investment (ROI) is three months.
•	The Company’s average length that a paid subscriber stays with the Company is 11 months, which the Company expects to improve over time as well.

The Company’s advertising model to acquire new leads and then upgrade those leads to paid recurring subscribers has an excellent Return On Investment (ROI) ratio, which makes the business highly scalable as long as capital is readily available for advertising.”

6. In response to the Staff´s comment, this has been addressed, and included in tabular format in the manner requested.

7. In response to the Staff´s comment, a column has been added to the Beneficial Ownership table calculating the voting percentage held by each on an as converted basis.

8. In response to the Staff’s comment, the signature block for Rhett Doolittle has been updated in the requested manner.

9. In response to the Staff´s comment, the Company has modified the Subscription Agreement to make clear that the Waiver of Jury Trial does not waive compliance with federal securities laws and the rules and regulations promulgated thereunder, and added a new risk factor to clarify that in accordance with the waiver of jury trial provision in the Subscription Agreement, which is attached to the Offering Circular, investors in the offering may not be entitled to a jury trial with respect to claims arising under the subscription agreements, which could result in less favorable outcomes investors in any action under the agreements. For the Staff’s convenience, the full text of the new risk factor is copied below and is entitled “Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreements, which could result in less favorable outcomes to investors in any action under the agreement”:

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“Investors in this offering will be bound by the subscription agreement that includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the subscription agreement, in a court of competent jurisdiction in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to investors in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.”

10. In response to the Staff´s comment, the Company has added a new risk factor to clarify that the Company’s exclusive forum provision in the Subscription Agreement attached to this Offering Circular does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the risks and other potential impacts of the exclusive forum provision on investors. This risk factor appears as the last risk factor in the “Risk Factor” Section of the Offering Circular and is entitled: “The Company’s exclusive forum provision in the Subscription Agreement attached to this Offering Circular does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and there are risks and other potential impacts of this exclusive forum provision to investors in this Offering.” For the Staff’s convenience, the full text of the new risk factor included in the Amendment is copied below:

“The Subscription Agreement for this Offering provides that, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in Broward County, Florida will be the sole and exclusive forum for substantially all disputes between us and subscribers to this Offering, which could limit your ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and you cannot waive our compliance with these laws, rules, and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities pursuant hereto shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit your ability to bring a claim in a judicial forum of your choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in the Subscription Agreement, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.”

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Please let us know if you require anything further to complete our filing. Thank you for your attention.

Sincerely,

Rhett Doolittle
Chairman and Chief Executive Officer
Business Warrior Corp

Cc: Jonathan D. Leinwand

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